Exhibit 1

Elbit Systems Awarded Two Contracts In An
Aggregate Amount of $252 Million to Supply ATMOS
and PULS Artillery Systems to a NATO Member
Country

Haifa, Israel, March 2, 2023 – Elbit Systems Ltd. (NASDAQ:ESLT and TASE: ESLT) (“Elbit Systems” or the “Company”) announced today that it was awarded two contracts with an aggregate value of $252 million to supply artillery rocket systems to a European NATO member country.

Under the first contract in an amount of $119 million, Elbit Systems will supply a battalion's worth of ATMOS (Autonomous Truck Mounted Howitzer) 155mm/52 caliber truck-mounted howitzers systems. The contract will be performed over a period of two years.

Under the second contract in an amount of $133 million, Elbit Systems will provide two batteries worth of PULS™ artillery rocket-launcher systems including a package of rockets and missiles. The contract will be performed over a period of three years.

The ATMOS modular artillery system is a combat proven wheeled Howitzer solution, capable of  firing all NATO-certified 155mm projectiles that has an effective range of over 40km with standard projectiles and offers extended range with Rocket-Assisted Projectiles (RAP). The ATMOS is designed for rapid deployment and operation enabling provision of fire support for a broad range of missions.

Elbit Systems' PULS launcher supports firing both free-flying rockets and precision guided rockets and missiles ranged form 12km and up to 300km. The PULS launcher is fully adaptable to existing wheeled and tracked platforms, enabling a significant reduction in maintenance and training costs.

Bezhalel (Butzi) Machlis, President and CEO of Elbit Systems: "We are witnessing a trajectory of an increased demand for advanced artillery solutions from militiaries around the world, including European countries and NATO members as part of their efforts to increase the effectiveness of their armed forces. Our operationally proven systems provide an advanced cost effective solution to meet that demand."

About Elbit Systems

Elbit Systems Ltd. is an international high technology company engaged in a wide range of defense, homeland security and commercial programs throughout the world. The Company, which includes Elbit Systems and its subsidiaries, operates in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence surveillance and reconnaissance ("C4ISR"), unmanned aircraft systems, advanced electro-optics, electro-optic space systems, EW suites, signal intelligence systems, data links and communications systems, radios, cyber-based systems and munitions. The Company also focuses on the upgrading of existing platforms, developing new technologies for defense, homeland security and commercial applications and providing a range of support services, including training and simulation systems.

For additional information, visit: https://elbitsystems.com, follow us on Twitter or visit our official Facebook, Youtube and LinkedIn Channels.

Company Contact:

Joseph Gaspar, Senior Executive VP – Business Management
Tel:  +972-77-2948661
j.gaspar@elbitsystems.com

Dr. Yaacov (Kobi) Kagan, ExecutiveVP - CFO
Tel:  +972-77-2946663
kobi.kagan@elbitsystems.com

Rami Myerson, Director, Investor Relations
Tel: +972-77-2948984
rami.myerson@elbitsystems.com

Dalia Bodinger, VP, Communication & Brand
Tel: 972-77-2947602
dalia.bodinger@elbitsystems.com

IR Contact:

Ehud Helft
Kenny Green
EK Global Investor Relations
Tel: 1-212-378-8040
elbitsystems@ekgir.com

This press release may contain forward‑looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended and the Israeli Securities Law, 1968) regarding Elbit Systems Ltd. and/or its subsidiaries (collectively the Company), to the extent such statements do not relate to historical or current facts. Forward-looking statements are based on management’s current expectations, estimates, projections and assumptions about future events. Forward‑looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions about the Company, which are difficult to predict, including projections of the Company’s future financial results, its anticipated growth strategies and anticipated trends in its business.  Therefore, actual future results, performance and trends may differ materially from these forward‑looking statements due to a variety of factors, including, without limitation: scope and length of customer contracts; governmental regulations and approvals; changes in governmental budgeting priorities; general market, political and economic conditions in the countries in which the Company operates or sells, including Israel and the United States among others; changes in global health and macro-economic conditions; differences in anticipated and actual program performance, including the ability to perform under long-term fixed-price contracts; changes in the competitive environment; and the outcome of legal and/or regulatory proceedings.  The factors listed above are not all-inclusive, and further information is contained in Elbit Systems Ltd.’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission. All forward‑looking statements speak only as of the date of this release. Although the Company believes the expectations reflected in the forward-looking statements contained herein are reasonable, it cannot guarantee future results, level of activity, performance or achievements. Moreover, neither the Company nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. The Company does not undertake to update its forward-looking statements.

Elbit Systems Ltd., its logo, brand, product, service and process names appearing in this Press Release are the trademarks or service marks of Elbit Systems Ltd. or its affiliated companies.  All other brand, product, service and process names appearing are the trademarks of their respective holders.  Reference to or use of a product, service or process other than those of Elbit Systems Ltd. does not imply recommendation, approval, affiliation or sponsorship of that product, service or process by Elbit Systems Ltd. Nothing contained herein shall be construed as conferring by implication, estoppel or otherwise any license or right under any patent, copyright, trademark or other intellectual property right of Elbit Systems Ltd. or any third party, except as expressly granted herein.